SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated December 13, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

PRESS RELEASE

13.12. 2012

Class action complaint filed against Nokia in May 2012 has been dismissed

Nokia Corporation
Stock exchange release
December 13, 2012 at 13.00 (CET+1)

Espoo, Finland — Nokia Corporation announced on May 4, 2012 that it was aware of the filing of a securities class action complaint naming Nokia Corporation as a defendant. Also two of Nokia’s executives were named as defendants.  The case, entitled Chmielinski v. Nokia Corporation, was filed in the U.S. District Court for the Southern District of New York on May 3, 2012.  After further investigation, the plaintiffs have agreed to dismiss the case against all defendants without any compensation being paid to any plaintiff or their counsel by any defendant.  The complaint has been withdrawn and dismissed with prejudice by the court.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

Enclosures:

Nokia stock exchange release dated December 13, 2012: Nokia Corporation financial calendar 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal